UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

CURO Group Holdings Corp.
(Name of Issuer)

Common Stock, Par Value $ 0.001 Per Share
(Title of Class of Securities)

23131L 107
(CUSIP Number)

December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23131L 107		Page 2 of 6 Pages
1	NAME OF REPORTING PERSON Michael McKnight
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 43,098
	6	SHARED VOTING POWER 5,763,594
	7	SOLE DISPOSITIVE POWER 43,098
	8	SHARED DISPOSITIVE POWER 5,763,594
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,806,692
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.4%(1)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)
The percentage ownership is based on 40,242,120 shares of Common Stock outstanding as of March 3, 2022, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 7, 2022.

CUSIP No. 23131L 107		Page 3 of 6 Pages
1	NAME OF REPORTING PERSON McKnight Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Kansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,763,594
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,763,594
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,763,594
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.3% (1)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(1)
The percentage ownership is based on 40,242,120 shares of Common Stock outstanding as of March 3, 2022, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 7, 2022.

Item 1.

(a)	Name of Issuer:
CURO GROUP HOLDINGS CORP.

(b)	Address of Issuer’s Principal Executive Offices:

3615 North Ridge Road
Wichita, Kansas 67205
Item 2.

(a)	Name of Person Filing:

Michael McKnight and McKnight Holdings, LLC (collectively, the "Reporting Persons").

Pursuant to Rule 13d-1(d)(k)(1) under the Securities Exchange Act of 1934, as amended, and as provided in the Joint Filing Agreement filed as Exhibit 99.1 to the Statement on Schedule 13G filed with the Securities and Exchange Commission on February 14, 2018, each Reporting Person has agreed to file one statement on Schedule 13G, including any amendments thereto.

(b)	Address of Principal Business Office, or if none, Residence:

The address of the principal business office of each of the Reporting Persons is c/o CURO Group Holdings Corp., 3615 North Ridge Road, Wichita, KS 67205.

(c)	Citizenship:

Mr. McKnight is a citizen of the United States of America. McKnight Holdings, LLC is a limited liability company organized under the laws of the State of Kansas.

(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share ("Common Stock")

(e)	CUSIP Number:

23131L 107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership.

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G.

The percent of class represented by the amount of Common Stock beneficially owned by each Reporting Person is based on 40,242,120 shares of Common Stock outstanding as of March 3, 2022, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 7, 2022.

In the aggregate, the Reporting Persons beneficially own 5,806,692 shares of Common Stock.  McKnight Holdings, LLC is the record holder of 5,763,594 shares of Common Stock.  Mr. McKnight is the sole member of McKnight Holdings, LLC and as such holds the voting and dispositive power over the Common Stock held by McKnight Holdings, LLC. Accordingly, the Reporting Persons share voting and dispositive power over 5,763,594 shares of Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.
Not applicable

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 6, 2022

/s/ Michael McKnight
Michael McKnight

McKnight Holdings, LLC

By:	/s/ Michael McKnight
Name:	Michael McKnight
Title:	Sole Member